Tale of Nicky Newark LLC Independent Accountant's Review Report & Financial Statements for year ended December 31,2020

Prepared by: Breckwoldt and DeCandia CPAs LLC

Mark Breckwoldt, CPA

Table of Contents

<u>Breckwoldt and DeCandia CPAs LLC</u>

<u>Independent Accountants' Review Report</u>

August 6, 2021

To the management and partners

The Tale of Nicky Newark LLC

We have reviewed the accompanying balance sheet of *The Tale of Nicky Newark LLC* as of December 31, 2020, and the related statements of operations, retained earnings, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion. The aforementioned financial statements have been prepared using the accrual basis of accounting in accordance with GAAP.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility Paragraph

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Mark A. Breckwoldt CPA

Breckwoldt & DeCandia CPAs LLC

Greenwood, DE 19950

Tale of Nicky Newark,
LLC

Balance Sheet

12/31/2020

(Accrual basis)

Unaudited

Current Assets:			
Cash:			$
Beginning Balance	1/1/2020		$24,648
Increases:			
Loans/Investments from Partners		$10,000	
Decreases:			
Operational Activities		-$5,000	
Long Term and Fixed Assets:			$0
Total Assets:	12/31/2020		**$29,648**
Liabilities and Capital Accounts:			
Current Liabilities			
Accounts Payable			$0
Accrued expenses			$0
Loans from Partners/related persons			$37,000
Retained Earnings/ Partners Captial Accounts			
Partner's Beginning Capital		-$835	
Net Income/(Loss)		-$6,517	
Partner's Ending Capital		-$7,352	
Total Liability and Capital Accounts			**$29,648**

Tale of Nicky Newark, LLC

Income Statement

For the Period Ending December 31, 2020

(Accrual basis) unaudited

Income:			
	Sales	$0	
	Less COGS	$0	
	Net Sales		$0
	Deferred Revenue	$0	
	Total Income		$0
Expenses:			
	Production Development	$5,000	
	Dues and Publications	$416	
	Accounting and Finance	$0	
	Education/Training	$467	
	Communications	$509	
	Public Relations	$125	
	Total Expenses		$6,517
Net Income/(Loss):			**$(6,517.00)**

Tale of Nicky Newark,
LLC

Statement of Cash Flows

Period Ending
12/31/2020

(Accrual basis) Unaudited

Indirect method

		Amount	Totals
Cash Flow from Operating Activities:			
	Net Income	-$6,517	
	Adjustments to net income		
	increase/ decrease in accounts payable	$0	
	increase/ decrease in accounts receivable	$0	
Net cash from operating activities			-$6,517
Cash Flows from Investing Activities:			**$0**
	Purchase/Sale of Assets	$0	
Cash Flows from Financing Activities:			**$11,517**
	Loans from Partners and Related Parties	$10,000	
	Capital Investments from Partners	$1,517	
Net Increase/(Decrease) in Cash			**$5,000**

The Tale of Nicky Newark
Statement of Partners Capital
for year ended 12/31/2020

		Kathleen McGrath 33.33%	Janine LaRosa 66.67%	total
1/1/2020	beginning balance	$ (784)	$ (1,568)	$ (2,352)
	contributed capital	$ 506	$ 1,011	$ 1,517
	net income (loss)	$ (2,172)	$ (4,345)	$ (6,517)
	draw	$ -	$ -	$ -
12/31/2020	Ending partners capital	$ (2,450)	$ (4,902)	$ (7,352)

7352

$ -

The Tale of Nicky Newark LLC

Notes to the consolidated financial statements

1. The aforementioned LLC is a start up movie production company based in NJ.
2. There are currently 2 domestic general partners (LLC managing members) Kathleen McGrath of NY currently has a 33.33% interest. Janine LaRosa currently holds a 66.67 % interest.
3. The LLC files an annual 1065 partnership tax return and is a calendar year taxpayer.
4. The LLC was formed in NJ in October of 2018 and prepares its financial statements using the accrual basis of accounting in accordance with GAAP.